SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.



4Q25 Earnings Presentation

February 2026

This presentation may contain **estimates and projections that are not statements of historical fact** but reflect **the beliefs and expectations of our management** and may constitute **forward-looking** statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believes," "may," "can," "estimates," "continues," "anticipates," "intends," "expects," and similar expressions are intended to identify **estimates that necessarily involve risks and uncertainties, known or unknown**.

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political, and commercial conditions** in Brazil and abroad; **changes in interest rates, inflation, and the value of the Brazilian real; changes in consumer electricity usage volumes and patterns**; **competitive conditions**; our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans,** existing and future **government regulations**, and other risks described in our annual report and other documents filed with the CVM and SEC.

Estimates and projections refer only to the date on which they were made, and we assume **no obligation to update any of these estimates or projections** due to new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations, and **investors should not rely solely on the information contained herein**.

This material contains **calculations that may not reflect accurate results** due to rounding.

Agenda

- 1. From Turnaround to Sustainable Growth
- 2. 4Q25 Financial Performance
- 3. Energy Trading
- 4. Culture & ESG



1. From Turnaround to Sustainable Growth

AXIA ENERGIA

From turnaround to sustainable growth

Consistent deliveries

- Reduction of liabilities and PMSO
- Beginning to resume investments
- Government agreement and Eletronuclear sale
- Energy allocation and customers strategy

Capital allocation and growth

- Accelerating investments
- Expanding optionality with pipeline growth
- Prospecting new technologies

Cultural Transformation

Maximizing value generation to shareholders

2022 — Turnaround and derisking — 2025 — 2026 — Growth



2. 4Q25 Financial Performance

AXIA ENERGIA

2025 Key highlights

Consistent investment expansion
- Transmission Auction 04/2025
- Highest investment level since 2015

Energy portfolio and customers
- Enhanced management models and systems
- Optimized portfolio allocation amid a volatile environment

Portfolio management
- Completion of TPPs divestment
- Execution of Eletronuclear sale

Efficiency and Execution
- International suppliers development
- PMSO structural reduction

Capital allocation methodology
- Record shareholder remuneration
- Stock bonus

People & Culture
- Stock purchase program launch
- 100% of managers with goals aligned to strategy

AXIA ENERGIA

Financial performance highlights 4Q25

Investments: R$ 3.9 billion, up 28% YoY

Increase in generation margin (ACL + MCP):
to R$ 101/MWh in 4Q25 from R$ 78/MWh in 4Q24 – in line with strategy designed in 2025

Income Tax and Social Contribution:
recognition of R$ 12,362 million in deferred tax assets

Transmission auction:
competitive participation winning 4 lots with R$ 1,630M CAPEX and R$ 140M RAP

Net income

- Reached R$ 1,251 million, up 141% YoY

AXIA ENERGIA

Adjusted Gross Revenue


-11.1%
-6.1%
13.914
12.384
12.376
11.625
R$ million
4Q24
4Q25
IFRS
Regulatory

Regulatory EBITDA


+17.1%
+12.9%
5.444
5.089
6.373
5.745
R$ million
4Q24
4Q25
Regulatory
Adjusted Regulatory

Regulatory Gross Revenue: key YoY highlights

- **Transmission**: up R$ 261 million from the reduction of PA negative component
- **Generation**: down R$ 997 million due to:
  - Lower thermal revenue as a result of divestment
  - 4.7% drop in volume, partially offset by 9.7% increase in average price of energy sold[1]

Adjusted Regulatory EBITDA: key YoY highlights

- **Generation contribution margin (ex-thermal):** +R$ 406 million
- Lower PMSO costs and expenses

(1) Ex-divested assets

EBITDA Unadjusted events 4Q25

	R$ million
Regulatory EBITDA, adjusted	**5,745**
(+) Net generation revenue: wind plants reimbursements	250
(+) Net transmission revenue: pass-through items, offset via PA in the following cycle	225
(+) PMSO: changes to PLR and ILP programs	108
(+) PMSO: rebranding	60
(=) not considering unadjusted items	**6,388**

AXIA ENERGIA

IFRS Net Income


+1,131%
+141%
R$ million
1.112
518
13.686
1.251
4Q24
4Q25
IFRS
Adjusted

Key highlight Adjusted Net Income 4Q25 x 4Q24

Income tax and Social contribution:

- Non-recurring recognition of R$ 12,565 million in deferred tax assets related to future income outlook

AXIA ENERGIA

Resumption of Investment Capacity

Investments[1]

R$ million


New
Investment Level
12,000 – 14,000
5,426
2,829
382
721
1,494
6,807
1,018
1,183
1,545
3,062
8,157
1,324
968
1,210
417
3,304
9,608
3,426
1,259
165
4,757
2022
2023
2024
2025
Transmission: reinforcements and improvements
Generation: implementation and expansion
Others
Generation: maintenance/modernization
Generation: modernization

TYPE	ANEEL CAPEX (R$ million)	RAP (R$ million)
Auction 01/2023	681	78
Auction 01/2024	5,563	645
Auction 04/2025 **New!**	1,630	140
Large-scale improvements	2,623	416
Large-scale reinforcements	3,471	562
Total	**13,968**	**1,841**

Committed transmission investments totaling R$ 14 billion

(1) The amounts presented exclude investments made through acquisitions.
Note: Large-scale reinforcements and improvements are authorized by ANEEL, which also approves the auctions.



3. Energy Trading

AXIA ENERGIA

Portfolio Overview

AXIA Energia has generation assets across multiple submarkets, mitigating risk

Portfolio 4Q25 (in aMW)

Own resources	**13,927**
Purchases	1,100
Quotas	2,458
ACR Sales	3,566

Notes

Includes only plants under AXIA Energia direct management

Excludes divested thermal power plants



North Subsystem

	1Q25	2Q25	3Q25	4Q25
Own resources[1]	4,279	3,378	2,755	3,128
Purchases	-	-	-	-
Quotas[2]	24	21	22	23
ACR Sales	130	130	130	130

Northeast Subsystem

	1Q25	2Q25	3Q25	4Q25
Own resources[1]	4,748	3,919	3,493	3,882
Purchases	216	210	210	218
Quotas[2]	1,592	1,419	1,438	1,551
ACR Sales	463	430	401	427

South Subsystem

	1Q25	2Q25	3Q25	4Q25
Own resources[1]	239	272	206	173
Purchases	53	55	52	92
Quotas[2]	0	0	0	0
ACR Sales	185	172	81	83

Southeast/Central West Subsystem

	1Q25	2Q25	3Q25	4Q25
Own resources[1]	7,941	6,774	6,309	6,744
Purchases	708	701	790	790
Quotas[2]	907	809	820	884
ACR Sales	2,880	2,630	2,726	2,926

(1) Resources: assured capacity minus losses and GSF adjustments
(2) In 2025

Adjusted contribution margin, regulatory, excluding thermal - R$ million


25%
2,632
2,285
2,836
2,841
3,038
250
3,288
4Q24
1Q25
2Q25
3Q25
4Q25
Wind Plant Reimbursement
4Q25 Not considering reimbursement

AXIA ENERGIA

Contribution Margin


Contribution Margin from Generation (ACL+MCP)
Regulatory, excluding thermal plants
218
252
265
87
96
108
1,477
1,739
2,156
4Q24
3Q25
4Q25
Contribution Margin ACL+MCP (R$ mm), accounting
Unit Margin ACL+MCP (R$/MWh), accounting
PLD (R$/MWh)


GSF MRE¹
%
108%
96%
65%
67%
94%
101%
66%
74%
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
4Q26


AXIA Energia Resource
aGW
18.2
15.3
13.8
15.0
18.6
15.8
13.1
16.0
12.0
9.7
8.2
9.0
13.6
11.1
8.4
10.9
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
4Q26
ACL Resource³
Total Resource²

The ACL+MCP Contribution Margin presented for 3Q24 included generation connection costs, incorporating accounting eliminations related to amounts paid by the Company's generators to its own transmission subsidiaries. In 4Q25, generation costs and transmission revenues were presented without these accounting eliminations. To ensure comparability, both accounting and management views are presented. It is worth noting that these eliminations do not affect EBITDA. In turn, the 3Q25 unit margin shown above differs from that disclosed in 3Q25 due to the reclassification of volume in the energy resource allocated between contracting environments.

[1] Seasonalized GSF estimated at InfoPLD January 22, 2026
[2] AXIA Energia Total Resource simulation, seasonally adjusted according to MRE and with GSF MRE applied
[3] Total resource simulated, deducted from ACR and Quota contract obligations



4. Culture & ESG

Strengthening the Culture

First Edition of Share Purchase Program

- **1,644 new shareholders** (22% of total employees)
- **Fostering engagement and ownership culture**
- **Cultural Transformation**

- Lock-up period: 3 years

Compensation Program

Updated employee compensation program to reinforce alignment between performance, value generation, and the Company's strategic priorities

Reinforces one of our core strengths: ownership mindset



AXIA ENERGIA

ESG Agenda – 4Q25

PROPOSED MIGRATION TO B3'S NOVO MERCADO

- Proposed listing in B3's highest corporate governance standards segment

METRIA: GHG CALCULATOR

- Digital calculator developed in partnership with CEPEL, enabling companies to account for their emissions and choose solutions to reduce or neutralize them

AXIA ENERGIA ON THE CDP "A" LIST

- CDP is the global benchmark for corporate environmental assessment. Only 4% of the 20,000+ companies evaluated in 2025 achieved the highest rating.
- This recognition reflects our strategy and journey towards Net Zero 2030.

S&P GLOBAL SUSTAINABILITY YEARBOOK 2026

- Included in the S&P Global Sustainability Yearbook 2026, an international ranking recognizing companies with the best sustainability performance worldwide



Governance: Proposed Migration to B3's Novo Mercado

Proposed Migration to B3's Novo Mercado

- Listing in the segment with the highest corporate governance standards
- **Equal rights, full voting rights**
  One share one vote
- **Balanced economic rights**
  Equal dividends for all shareholders
- **Capital allocation methodology optimization**
- Potential attraction of new investors, improved ESG ratings, greater liquidity, reduced overall risk perception

To be submitted at the April 1, 2026 General Meetings



Q&A

@axiaenergia
/axiaenergia/
axiaenergia.com.br

AXIA
ENERGIA

Appendix

The Future of AXIA Energia

1. Solid Foundation

- Investments in our assets' resilience
- Financial flexibility to sustain growth
- Ongoing portfolio optimization
- Energy allocation and customers
- Application of AI, robotics, and IoT to support operations

2. Organizational Excellence

People and Culture
- Cultural Transformation
- Ownership mindset
- Processes and systems

Sustainability
- Manage environmental and climate risks
- Strengthen social impact

Safety of people and assets

3. Risk Management

- Opportunities in the global supply chain
- Risk management in energy procurement

4. Capital Allocation

- Maximizing value creation for investments and shareholder returns
- Expanding optionality with pipeline growth
- Continue the upward trajectory of transmission investments: auction and R&I
- Prospecting new technologies

AXIA ENERGIA

Operational efficiency driving sustainable growth

Adjusted Personnel, Material, Services and Others – IFRS*


8,322
7,354
6,860
5,980
2022
2023
2024
2025¹
Personnel
Material
Services
Others

Number of Employees


-32%
10,508
9,670
8,328
7,710
7,168
6M22
2022
2023
2024
2025

Main Highlights:

- Consistent PMSO reduction in a structured and sustainable manner
- Workforce renewal with 2,810 new hires following privatization

*Recurring values

(1) Figures exclude the R$ 108 million impacts related to the Profit-Sharing Program (PLR) update, R$ 74 million related to thermal power plants, and R$ 61 million in rebranding expenses.

AXIA ENERGIA

Energy Balance

4Q25 (aMW)	2025	2026		2027	
Resources (A)	**16,996**	**16,984**		**17,833**	
Own Resources	**14,211**	**15,533**		**16,702**	
Hydro	13,940	15,251		16,420	
Wind	270	282		282	
Energy Purchase	2,785	1,452		1,130	
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**
Sales (B)	**14,959**	**9,847**	**12,847**	**7,398**	**10,398**
ACR – Except quotas	3,483	3,597		3,148	
ACL – Bilateral Contracts + Settled MCP (range)	11,476	6,250	9,250	4,250	7,250
Average Prices Settled Contracts					
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	175	185	205	195	225
Balance (A - B)	**2,037**	**7,137**	**4,137**	**10,434**	**7,434**
Balance considering estimated hedge	**0**	**4,362**	**1,362**	**7,446**	**4,446**
Uncontracted energy considering hedge estimate	**0%**	**26%**	**8%**	**42%**	**25%**

875 clients in 4Q25 being 780 in Free Market

+17% YoY

See 4Q25 Earnings Release for additional information.

AXIA ENERGIA

Adjusted historical PLD, R$/MWh


Median
jan/10 – dec/21
Average 406
Standard Deviation 356
Median 312
1800
1600
1400
1200
1000
800
600
400
200
0
Media
PLD
?
jan/10
jan/11
jan/12
jan/13
jan/14
jan/15
jan/16
jan/17
jan/18
jan/19
jan/20
jan/21
jan/22
jan/23
jan/24
jan/25
337 Average
334 Standard Deviation
244 Median

Evolution of the share of intermittent renewable sources in the Brazilian energy matrix and system demand (GW)

In GW	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025[2]
Renewables (%)	0.9	1.2	1.6	1.8	3.9	5.8	7.2	9.0	10.7	11.9	14.6	19.2	24.6	30.2	36.2	**39.2**
EAR[1] Máx/ Gross Demand (x)	5.2	5.1	4.9	4.9	4.7	4.8	4.8	4.7	4.6	4.5	4.6	4.3	4.3	4.0	3.7	**3.6**

¹ Energy stored in reservoirs.
² Renewables until Oct/25, EAR Max/Gross Demand until Dec/25.
Source: Prepared by the company using data from CCEE, IBGE, and ONS

PLD by submarket per month – R$/MWh


278
250
275
266
266
218
Oct-25
Nov-25
Dec-25

Modulation 4Q25 – hourly effect by source and submarket – R$/MWh


N
NE
S
SE/CO
Solar
Wind
Hydro
-66
-59
-62
-61
9
20
16
16
15
15
15
15

Monthly Modulation – benefit of hydroelectric flexibility by submarket – R$/MWh


17 17 17 17
16 16 16 16
13 13 13 13
Oct-25
Nov-25
Dec-25


R$ billion
5.3
0.7
-0.4
-0.2
0.0
-0.6
-0.5
-1.3
3.0
-0.9
0.0
2.6
0.7
-4.2
-1.6
-0.3
Adjusted Regulatory Result before Equity Holdings
EBITDA Adjustment
Income Tax and Social Contribution
Working Capital
Privatization Charges (CDE/Basins)
Maintenance Capex *
Capex for Modernization
Debt Service
Operating Cash Flow
Growth Capex
Legal Deposits
Net Funds Raised **
Asset Sale
Dividends and Share Buyback
Other ***
Free Cash Flow

* Excludes generation contributions
** Net funds raised: debt, net of issuance expenses
*** Includes dividends received from investees, payment of legal settlements, payment of pension obligations, and receipt of loans and financing

AXIA ENERGIA

Total inventory of compulsory loan provision (R$ billion)



Balance 4Q24
13.67
Derisking initiatives (e.g. discount agreements)
-0.89
Conviction payments
-0.63
Reclassification of settlements to liabilities (awaiting approval)*
-1.80
Monetary restatement (Selic)
0.70
Balance 4Q25
11.06
-R$ 2.6 billion
-19%

Compulsory loan inventory down by
R$ 663 million vs. 3Q25

Other 4Q25 effects (legal agreements)

R$ 719.7 million	R$ 216.1 million	R$ 503.6 million
Elimination *off-balance*	possible	remote

R$ 2.7 billion

in amounts released from judicial deposits and other guarantees such as shares of affiliates since 3Q22

* Considering that AXIA Energia has already signed legal agreements with Creditors, which are only awaiting approval for due payment, the amounts have been reclassified to liabilities.

AXIA ENERGIA

Operating Provisions

IFRS Framework (R$ million)	4Q25	4Q24	Δ
Provision for litigation	-380	-486	106
Provision for Share conversion process – Compulsory Loan	-192	-23	-168
Onerous contracts	200	251	-51
Expected Credit Loss	-93	-205	112
Other	324	530	-207
Total	**-140**	**67**	**-207**

Key Highlights

Provision for litigation

- **Compulsory Loan**: R$ 143 million net reversal in 4Q25
- **Civil, Labor and Regulatory cases**: R$ 346 million provision recorded

ECL

- **Consumers and Resellers**: R$ 69 million provision recorded in 4Q25, related to non-receipt of the transmission system usage charge (EUST)

Other

- **Impairment**: R$ 227 million recognized in 4Q25, explained by the testing results of Casa Nova, Coxilha Negra and Ibirapuitã Wind Farms

Welcome to the
power of the new

@axiaenergia
/axiaenergia/
axiaenergia.com.br

AXIA
ENERGIA